UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

____________________

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

On February 15, 2017, Auris Medical Holding AG (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Roth Capital Partners LLC (the “Underwriter”), relating to the issuance and sale (the “Offering”) of 10,000,000 of the Company’s common shares, nominal value CHF 0.40 per share, and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The common shares and warrants are being sold in the Offering in units comprised of one common share and one warrant. The common shares and warrants will be mandatorily separable upon issuance. The warrants will not be listed on the NASDAQ Global Market or any other securities exchange.

The price to the public in the Offering is $1.00 per unit, and the Underwriter has agreed to purchase the units from the Company pursuant to the Underwriting Agreement at a price of $0.94 per unit. The net proceeds to the Company from the Offering are expected to be approximately $9.1 million, after deducting underwriting discounts and other estimated offering expenses payable by the Company. The Underwriter has a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. All of the common shares and warrants in the Offering are being sold by the Company.

On February 15, 2017, the Underwriter partially exercised its 30-day option to purchase additional common shares and/or warrants in the amount of 1,350,000 warrants.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-206710) previously filed with the Securities and Exchange Commission and a prospectus supplement thereunder.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. In addition, pursuant to the terms of the Underwriting Agreement and related “lock-up” agreements, the Company and each director and executive officer of the Company has agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of securities of the Company during the 60-day period following the date of the Underwriting Agreement.

The Underwriting Agreement is filed as Exhibit 1.1 to this report, and the description of the terms of the Underwriting Agreement is qualified in its entirety by reference to such exhibit.

The warrants will be issued as individual warrant agreements to investors. The warrants are exercisable beginning on the date of issuance, and at any time up to five years from the date of issuance. Each warrant represents the right to purchase 0.70 of a common share at an exercise price equal to $1.20 per share. The exercise price is subject to adjustment upon the occurrence of certain events; provided that in no event will the exercise price per share be lower than the nominal value of a common share at the time of exercise.

The form of warrant is filed as Exhibit 4.1 to this report, and the description of the terms of the warrants is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Walder Wyss, Swiss counsel for the Company, relating to the validity of the common shares issued and sold in the Offering and the common shares underlying the warrants sold in the Offering is attached as Exhibit 5.1 hereto. A copy of the opinion of Davis Polk & Wardwell LLP, U.S. counsel for the Company, relating to the validity of the warrants sold in the Offering is attached as Exhibit 5.2 hereto.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-206710) of Auris Medical Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG
By:	/s/ Anne Sabine Zoller
	Name:	Anne Sabine Zoller
	Title:	General Counsel

Date: February 21, 2017

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated February 15, 2017, between Auris Medical Holding AG and Roth Capital Partners, LLC
4.1	Form of Warrant
5.1	Opinion of Walder Wyss
5.2	Opinion of Davis Polk & Wardwell LLP
23.1	Consent of Walder Wyss (included in Exhibit 5.1)
23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.2)